SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	A copy of next day disclosure return of China Petroleum & Chemical Corporation (the “Registrant”);
2.	An announcement of appointing senior vice president; and
3.	An announcement of 2022 third quarterly report of the Registrant;

Each made by the Registrant on October 28, 2022.

Document 1

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	28 October 2022

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”)

Section I
1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 11)		Yes
Stock code (if listed)	00386	Description
Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 27 October 2022		25,459,024,600
1). Repurchase of shares (or other securities) but not cancelled Date of changes 28 October 2022		0	0%			%
Closing balance as at (Note 8) 28 October 2022		25,459,024,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 11)		No
Stock code (if listed)		Description	Listed on Shanghai Stock Exchange (stock code: 600028)
Issues of shares (Notes 6 and 7)		No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)	Closing market price per share of the immediately preceding business day (Note 5)	% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 27 October 2022		95,557,771,046
1). Repurchase of shares (or other securities) but not cancelled Date of changes 17 October 2022		9,600,000	0.01%			%
2). Repurchase of shares (or other securities) but not cancelled Date of changes 18 October 2022		16,000,000	0.01%			%
3). Repurchase of shares (or other securities) but not cancelled Date of changes 19 October 2022		17,000,000	0.01%			%
4). Repurchase of shares (or other securities) but not cancelled Date of changes 20 October 2022		14,999,971	0.01%			%
5). Repurchase of shares (or other securities) but not cancelled Date of changes 21 October 2022		7,400,001	0.01%			%
6). Repurchase of shares (or other securities) but not cancelled Date of changes 24 October 2022		11,600,000	0.01%			%
7). Repurchase of shares (or other securities) but not cancelled Date of changes 25 October 2022		6,500,000	0.01%			%
8). Repurchase of shares (or other securities) but not cancelled Date of changes 26 October 2022		6,500,000	0.01%			%
9). Repurchase of shares (or other securities) but not cancelled Date of changes 27 October 2022		3,500,000	0.003%			%
10). Repurchase of shares (or other securities) but not cancelled Date of changes 28 October 2022		9,500,000	0.01%			%
Closing balance as at (Note 8) 28 October 2022		95,557,771,046

Remarks:
1. The Company commenced H share repurchase on 21 September 2022 and has repurchased and cancelled 54,414,000 H shares as of 14 October 2022.
2. The Company commenced A share repurchase on 21 September 2022 and has repurchased 117,400,085 A shares as of 14 October 2022.
3. Issued shares as a % of existing number of issued shares before relevant share issue is calculated with reference to the Company's total number of issued shares of 121,016,795,646 shares (comprising 25,459,024,600 H shares and 95,557,771,046 A shares).

We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:
(Note 9)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 10);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.
Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.

3.
Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.
The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.
Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:
•	“issues of shares” should be construed as “repurchases of shares”; and

•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:
•	“issues of shares” should be construed as “redemptions of shares”;
•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and
•	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

9.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.

10.	“Identical” means in this context:
•	the securities are of the same nominal value with the same amount called up or paid up;
•
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

11.	SEHK refers to Stock Exchange of Hong Kong.

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II
1. Type of shares	Ordinary shares	Class of shares	Class A		Listed on SEHK (Note)		No
Stock code (if listed)		Description	Listed on Shanghai Stock Exchange (stock code: 600028)
A. Purchase report
Trading date	Number of securities purchased	Method of purchase (Note)	Price per share or highest price paid $		Lowest price paid $		Total paid $
1). 28 October 2022	9,500,000	On another stock exchange Shanghai Stock Exchange	RMB	4.33	RMB	4.27	RMB	40,798,305
Total number of securities purchased	9,500,000				Total paid $		RMB	40,798,305
B. Additional information for issuer whose primary listing is on the Exchange
1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)\							(a)
2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue								%

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31 March 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II:             Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by:	Huang Wensheng
(Name)

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Appointment of Senior Vice President

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) hereby announces that Mr. Lv Lianggong has been appointed as Senior Vice President of Sinopec Corp. with a term commencing from the date of approval by the Board to the date when the term of the eighth session of the Board expires.

The biography details of Mr. Lv Lianggong are as follows:

Lv Lianggong, aged 56. Mr. Lv is a professor level senior engineer with a master’s degree. In December 2001, he was appointed as Deputy Manager of Sinopec Jinan Company; in August 2008, he was appointed as Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2008, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Sinopec Jinan Company; in December 2016, he was appointed as General Manager and Deputy Secretary of the CPC Committee of Anqing Petrochemical General Plant of China Petrochemical Corporation and General Manager of Sinopec Anqing Company; in July 2017, he was appointed to serve a temporary position as a member of the Standing Committee of the CPC Anqing Municipal Committee; in September 2018, he was appointed as the General Manager and Deputy Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2019, he was appointed as Representative and Secretary of the CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in December 2020, he was appointed as Deputy Chief Economist, Director General of Organization Department of Leading Party Member Group of China Petrochemical Corporation and President of Human Resource Department of Sinopec Corp.; in June 2021, he was appointed as Deputy Chief Economist, Director General of Organization Department of Leading Party Member Group and Director General of the Office of the

Organizational Structure Establishment Committee of Leading Party Member Group of China Petrochemical Corporation and President of Human Resource Department of Sinopec Corp.; in May 2022, he was elected as Supervisor of Sinopec Corp.; in August 2022, he was appointed as a Member of the Leading Party Member Group and Deputy General Manager of China Petrochemical Corporation.

The Board would like to take this opportunity to welcome Mr. Lv Lianggong to serve as Senior Vice President of Sinopec Corp.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board

Beijing, PRC
28 October 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
The Third Quarterly Report for 2022

This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
28 October 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

中国石油化工股份有限公司

China Petroleum & Chemical Corporation
The Third Quarterly Report for 2022

28 October 2022
Beijing China

Important notice
●
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) and its directors, supervisors and senior management warrant the authenticity, accuracy and completeness of the information contained in this report and there are no false representations, misleading statements or material omissions and severally and jointly accept full responsibility.

●	The third quarterly report for 2022 was approved at the 13th meeting of the 8th Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.

●
Mr. Ma Yongsheng, Chairman, Mr. Yu Baocai, President, Ms. Shou Donghua, Chief Financial Officer and Head of the Financial Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

●	The financial statements in this quarterly report were not audited.

1.  Principal financial data
1.1  Principal financial data and indicators
1.1.1  Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)
RMB million
Items	As of 30 September 2022	As of 31 December 2021	Change (%)
Total assets	2,050,519	1,889,255	8.5
Total equity attributable to equity shareholders of the Company	781,273	775,102	0.8
RMB million
	Nine-months period ended 30 September			Change (%)
	2022	2021 (adjusted)	2021 (before adjustment)
Operating income	2,453,322	2,001,691	2,003,350	22.6
Net profit attributable to equity shareholders of the Company	56,660	60,029	59,892	(5.6)
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	55,452	58,720	58,720	(5.6)
Net cash flow from operating activities	59,244	116,744	115,723	(49.3)
Basic earnings per share (RMB)	0.468	0.496	0.495	(5.6)
Diluted earnings per share (RMB)	0.468	0.496	0.495	(5.6)
Weighted average return on net assets (%)	7.28	7.89	7.92	(0.61) percentage points
Note: The Company has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. and Sinopec Beijing Yanshan Petrochemical Co., Ltd. on 1 December 2021. Sinopec Yizheng Chemical Fibre Company Limited, a subsidiary of Sinopec Corp., has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. on 1 December 2021. The transactions described above have been accounted as business combination under common control, thus, the Company retroactively adjusted the relevant financial data.

1.1.2  Extraordinary items
RMB million
Extraordinary items	Three-months period ended 30 September 2022 (income) /expense	Nine-months period ended 30 September 2022 (income) /expense
Net gain on disposal of non-current assets	(114)	(249)
Donations	23	124
Government grants	(669)	(2,009)
Gains on holding and disposal of various investments	(69)	(194)
Other extraordinary (income) /expenses, net	(95)	193
Subtotal	(924)	(2,135)
Tax effect	198	673
Total	(726)	(1,462)
Attributable to:
Equity shareholders of the Company	(638)	(1,208)
Minority interests	(88)	(254)

1.1.3  Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (IFRS)
RMB million
Items	As of 30 September 2022	As of 31 December 2021	Change (%)
Total assets	2,050,519	1,889,255	8.5
Total equity attributable to shareholders of the Company	780,394	774,182	0.8
RMB million
	Nine-months period ended 30 September			Change (%)
	2022	2021 (adjusted)	2021 (before adjustment)
Net cash from operating activities	59,244	116,744	115,723	(49.3)
Operating profit	75,886	85,025	84,806	(10.7)
Net profit attributable to shareholders of the Company	57,284	60,892	60,755	(5.9)
Basic earnings per share (RMB)	0.473	0.503	0.502	(5.9)
Diluted earnings per share (RMB)	0.473	0.503	0.502	(5.9)
Return on net assets (%)	7.34	7.88	7.91	(0.54) percentage points
Note: The Company has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. and Sinopec Beijing Yanshan Petrochemical Co., Ltd. on 1 December 2021. Sinopec Yizheng Chemical Fibre Company Limited, a subsidiary of Sinopec Corp., has completed the purchase of non-equity assets and liabilities of Sinopec Group Asset Management Co., Ltd. on 1 December 2021. The transactions described above have been accounted as business combination under common control, thus, the Company retroactively adjusted the relevant financial data.

1.2  Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs.
Items of Consolidated Balance Sheet	As of 30 September 2022	As of 31 December 2021	Increase/ (Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Financial assets held for trading	1,030	-	1,030	-	Impact of increase in structured deposits.
Derivative financial assets	43,768	18,371	25,397	138.2	Impact of changes in profit and loss of crude oil and other products hedging business.
Derivative financial liabilities	16,454	3,223	13,231	410.5
Accounts receivable	65,796	34,861	30,935	88.7	Increase in accounts receivable resulting from increased prices of crude oil and refined oil products.
Prepayments	12,162	9,267	2,895	31.2	Prepayment for goods increased year-on-year.
Employee benefits payable	26,665	14,048	12,617	89.8	Impact of increase in payable performance-based income.
Taxes payable	30,214	81,267	(51,053)	(62.8)	The impact of centralized payment for deferred taxes happened in the fourth quarter of last year.

Items of Consolidated Balance Sheet	As of 30 September 2022	As of 31 December 2021	Increase/ (Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Non-current liabilities due within one year	69,574	28,651	40,923	142.8	Increase in long-term loans and debentures payable due within one year.
Other current liabilities	103,849	31,762	72,087	227.0	Increase in low-interest debentures for supplementary of liquidity during the reporting period.
Treasury shares	375	-	375	-	Repurchased A shares and H shares in the reporting period.
Other comprehensive income	7,587	(690)	8,277	-	The impact on translation of foreign currency statements and changes in effective hedging business.
Specific reserve	3,588	2,664	924	34.7	The impact of changes in balance of safety fund reserve.

Items of Consolidated Income Statement	Nine-months period ended 30 September 2022	Nine-months period ended 30 September 2021	Increase/ (Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Other income	5,848	1,671	4,177	250.0	Increase in VAT refund on imported LNG.
Investment (loss) /income	(6,011)	9,520	(15,531)	-	Decrease in investment income of associates and joint ventures and the impact of profit and loss of derivative financial instruments.
Gains/ (loss) from changes in fair value	1,765	(1,112)	2,877	-	Impact of floating profit and loss of derivative financial instruments.
Impairment losses	(2,376)	(1,036)	(1,340)	129.3	Allowance for diminution in value of inventories increased.

Items of Consolidated Cash Flow Statement	Nine-months period ended 30 September 2022	Nine-months period ended 30 September 2021	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Net cash flow from operating activities	59,244	116,744	(57,500)	(49.3)	Increase in working capital occupation due to the higher prices of crude oil and refined oil product.
Refunds of taxes and levies	8,401	934	7,467	799.5	Increase in VAT refund on imported LNG.
Other cash received relating to operating activities	211,117	109,232	101,885	93.3	Increase in derivative financial instruments margins received.
Cash paid for goods and services	(2,180,888)	(1,650,303)	(530,585)	32.2	Increase in procurement cost of crude oil and other feedstocks.

Items of Consolidated Cash Flow Statement	Nine-months period ended 30 September 2022	Nine-months period ended 30 September 2021	Increase/(Decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Other cash paid relating to operating activities	(247,067)	(122,068)	(124,999)	102.4	Increase in payment of derivative financial instruments margins.
Cash received from disposal of investment	517	6,614	(6,097)	(92.2)	Decrease in structured deposits received year on year.
Cash received from returns on investment	8,718	6,461	2,257	34.9	Increase in dividend received from associates and joint ventures.
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	218	919	(701)	(76.3)	Decrease of gain on disposal of fixed assets.
Net cash received from disposal of subsidiaries and other business entities	1	4,764	(4,763)	(100.0)	Payment of pipeline transaction received in the same period of 2021 and no such item in reporting period.
Other cash received relating to investing activities	52,283	26,431	25,852	97.8	Increase in amount received of time deposits with maturities over three months.
Cash paid for acquisition of investments	(6,350)	(18,595)	12,245	(65.9)	Decrease in entrusted loan year on year.
Net cash paid for the acquisition of subsidiaries and other business entities	(7,641)	(1,114)	(6,527)	585.9	Cash paid for the prior year-end asset acquisition.
Other cash paid relating to investing activities	(23,172)	(36,949)	13,777	(37.3)	Decrease in time deposits with maturities over three months year on year.
Cash received from borrowings	432,081	298,393	133,688	44.8	Increase in loans.
Cash repayments of borrowings	(332,437)	(252,759)	(79,678)	31.5	Increase in matured debts year on year.
Cash paid for dividends, profits distribution or interest	(65,759)	(44,820)	(20,939)	46.7	The payment of dividends for the period increased year on year.

2.  Shareholders information
Total number of shareholders and top ten shareholders at the end of the reporting period
Total number of shareholders at the end of the reporting period	Total number of shareholders was 479,394, including 473,819 holders of domestic A shares and 5,575 holders of overseas H shares.
Top ten shareholders

Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	82,709,227,393	68.31	0	State-owned share
HKSCC (Nominees) Limited	25,371,033,298	20.96	Unknown	H share
中国证券金融股份有限公司	2,325,374,407	1.92	0	A share
香港中央结算有限公司	1,203,674,433	0.99	0	A share
中国人寿保险股份有限公司－传统－普通保险产品－005L－CT001 沪	394,236,547	0.33	0	A share
中央汇金资产管理有限责任公司	315,223,600	0.26	0	A share
国信证券股份有限公司	235,021,324	0.19	0	A share
中国工商银行－上证 50 交易型开放式指数	124,680,276	0.10	0	A share
全国社保基金一一八组合	83,162,900	0.07	0	A share
招商银行股份有限公司－上证红利交易型开放式指数证券投资基金	77,458,009	0.06	0	A share
Note: Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 767,916,000 H shares, accounting for 0.6343% of the total issued share capital of Sinopec Corp. Those shareholdings were included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders: Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

3.  Review of operating results
In the first three quarters of 2022, the world economic growth slowed down. China effectively coordinated pandemic prevention and control with economic and social development and the overall economic operations recovered in an upward trend in the third quarter with the GDP growth of 3.9% year-on-year. The international crude oil prices rose sharply and fluctuated in the first half and dropped in the third quarter. The average spot price of Platts Brent was USD102.5 per barrel, up by 50.8% year-on-year. Domestic demand for natural gas kept stable. Based on the statistics of the Company, domestic demand for refined oil products shrank for the first half of the year and recovered with an increase of 1.5% year-on-year in the third quarter. The demand for major chemical products was weak due to the high crude oil price and the pandemic, with the ethylene equivalent consumption decreased by 1.0% year-on-year.

Confronted with severe and complex environment of production and operation, the Company gave full play to its integration advantages, actively responded to market changes, carried out in-depth optimization of the whole industrial chain, enhanced production and marketing coordination and achieved high-quality results. In accordance with CASs, net profit attributable to equity shareholders of the Company was RMB 56.660 billion, down by 5.6% year-on-year. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 57.284 billion, down by 5.9% year-on-year.

Exploration and Production: The Company seized the favourable opportunity of high oil prices,

intensified efforts in exploration and development, consolidated the foundation of resources, improved operational performance, and realised growth in production and profit. In terms of exploration, we strengthened risk exploration and trap pre-exploration in new regions and areas, and achieved a number of oil and gas discoveries, including breakthroughs in Shunbei oil and gas fields and Tarim Basin, shale oilfield in Bohai Bay basin and Subei basin, deep exploration of natural gas in Sichuan basin. In terms of development, we accelerated capacity building of major oilfields, such as Shunbei, Tahe and offshore blocks, strengthened efficiency adjustment and fine-tuned development of mature oil fields. We also actively promoted the capacity building of key natural gas blocks in Shunbei and Sichuan basin, and enhanced optimization and profitability improvement of the whole natural gas business chain. In the first three quarters of 2022, the Company’s production of oil and gas reached 363.18 million barrels of oil equivalent, up by 2.3% year-on-year, with crude oil production reaching 210.82 million barrels, up by 1.0% year-on-year and natural gas production reaching 913.8 billion cubic feet, up by 4.1% year-on-year. The exploration and production segment realised earnings before interest and tax (EBIT) of RMB 46.245 billion in the first three quarters.

Exploration and Production	Unit	Nine-month period ended 30 September		Changes
		2022	2021	(%)
Oil and gas production	million boe	363.18	355.01	2.3
Crude oil production	million barrels	210.82	208.65	1.0
China	million barrels	188.05	186.59	0.8
Overseas	million barrels	22.77	22.06	3.2
Natural gas production	billion cubic feet	913.81	877.85	4.1
Realised crude oil price	USD/barrel	94.24	60.94	54.6
Conversion: For domestic production of crude oil, 1 tonne = 7.10 barrels. For overseas production of crude oil, 1 tonne = 7.05 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet.

Refining: The Company actively responded to challenges brought by high crude oil price and the pandemic, insisted on optimization and integration of production and marketing, leveraged the adaptability of facilities and maintained stable operation. We flexibly adjusted the utilization rate, product slate and export pace closely in line with market and reduced the inventory scale. We optimized the crude oil procurement and resources allocation to reduce procurement costs. We continuously promoted to increase the yield of chemical feedstock and refining specialities, accelerated construction of advanced capacity, promoted structural adjustment projects in an orderly manner and expedited the hydrogen supply projects. In the first three quarters of 2022, the Company processed 180 million tonnes crude oil, down by 5.6% year-on-year, yielding 103 million tonnes of refined oil products, among which diesel output increased by 4.7% year-on-year. The refining segment realised EBIT of RMB 20.645 billion in the first three quarters.

Refining	Unit	Nine-month period ended 30 September		Changes
		2022	2021	(%)
Refinery throughput	million tonnes	180.07	190.73	(5.6)
Gasoline, diesel and kerosene production	million tonnes	103.07	108.60	(5.1)

Refining	Unit	Nine-month period ended 30 September		Changes
		2022	2021	(%)
Gasoline	million tonnes	44.98	49.07	(8.3)
Diesel	million tonnes	44.92	42.92	4.7
Kerosene	million tonnes	13.17	16.60	(20.7)
Light chemical feedstock production	million tonnes	32.21	33.71	(4.4)
Light product yield	%	73.95	73.72	0.23 percentage points
Refining yield	%	95.11	94.71	0.40 percentage points
Note : Including 100% production of domestic joint ventures.

Marketing and Distribution: Facing the unfavourable situation of sporadic COVID-19 outbreaks in different regions, the Company strengthened the integration of production and marketing, scientifically adjusted business strategy and optimized the resources allocation. Especially, we seized the favorable opportunity of the gradual recovery of demand and continuous standardization of market orderliness in the third quarter and spared no effort to expand sales and increase profitability. We actively expanded low- sulphur bunker fuel market and further consolidated our market position. We expanded business scope, promoted branding building and improved the quality and profitability of non-fuel business. Efforts were made to accelerate sales network development, digitisation and transformation to an integrated energy service provider of petrol, gas, hydrogen, power and services. In the first three quarters, domestic sales volume of refined oil products was 121.99 million tonnes, among which the sales volume for the third quarter was 43.53 million tonnes, up by 16.4% quarter-on-quarter. The marketing and distribution segment realised EBIT of RMB 23.154 billion in the first three quarters.

Marketing and Distribution	Unit	Nine-month period ended 30 September		Changes
		2022	2021	(%)
Total sales volume of refined oilproducts	million tonnes	151.60	166.59	(9.0)
Total domestic sales volume ofrefined oil products	million tonnes	121.99	127.88	(4.6)
Retail	million tonnes	79.09	83.70	(5.5)
Direct sales & Distribution	million tonnes	42.91	44.18	(2.9)
Annualised average throughputper station	tonnes/station	3,430	3,633	(5.6)
Note: The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

Chemicals: Facing difficulty situation of high cost, high inventory and low margin in domestic chemical industrial chain, the Company closely responded to market change, dynamically optimized the structure of feedstocks and products, optimized utilization rate according to profitability, maintained high utilization rate in profitable facilities, increased the production of EVA and BR and increased production and profits in coal chemical business. We comprehensively promoted the construction of capacity in

Zhenhai, Tianjin Nangang, Hainan and Jiujiang. In the first three quarters, ethylene production reached 10 million tonnes, up by 2.6% year-on-year. We made full efforts to ensure sufficient supply to our strategic customers, actively increased export, and vigorously expanded high-end markets. In the first three quarters, the total sales volume of chemical products was 60.40 million tonnes, with a slight decrease year-on-year. Due to the sharp decline of gross margin of chemical products, the chemicals segment realised EBIT of RMB -1.061 billion in the first three quarters.

Chemicals	Unit	Nine-month period ended 30 September		Changes
		2022	2021	(%)
Ethylene	thousand tonnes	10,002	9,752	2.6
Synthetic resin	thousand tonnes	13,790	14,002	(1.5)
Synthetic rubber	thousand tonnes	936	890	5.2
Monomers and polymers for synthetic fibre	thousand tonnes	6,705	6,819	(1.7)
Synthetic fibre	thousand tonnes	834	1,031	(19.1)
Note : Including 100% production of domestic joint ventures.

Capital expenditures:
Capital expenditures in the first three quarters was RMB 104.0 billion, of which RMB 51.6 billion was spent in E&P segment, mainly for the crude oil capacity building in Shunbei and Tahe, natural gas capacity building in Chuanxi and Dongsheng, and the construction of storage and transportation facilities such as the relocation of Dongying crude oil depot and Longkou LNG projects; RMB 13.6 billion was spent in refining segment, mainly for Anqing and Yangzi refining upgrading projects and phase two of Zhenhai refining and chemical projects; RMB 6.5 billion was spent in marketing and distribution segment, mainly for the upgrading of existing stations and construction of integrated energy stations covering gasoline, gas, hydrogen, power and service, as well as logistics facilities; RMB 29.5 billion was spent in chemicals segment, mainly for Hainan and Tianjin Nangang ethylene projects, Jiujiang aromatics project, Zhenhai refining and chemical project phase II and Yizheng PTA project; RMB 2.8 billion was spent in corporate and others, mainly for construction of science and technology research and IT projects.

4.  Other significant events
The progress of share repurchase
On 18 May 2022, the Annual General Meeting for 2021, the First A Shareholders Class Meeting for 2022 and the First H Shareholders Class Meeting for 2022 of Sinopec Corp. considered and approved the Resolution to Grant to the Board a Mandate to Buy Back Domestic Shares and/or Overseas-listed Foreign Shares of Sinopec Corp., and authorized the Board (or the director authorised by the Board) to buy back A Shares or H Shares not exceeding 10% of the number of A Shares or H Shares of the Company in issue.
On 26 August 2022, the twelfth meeting of the eighth session of the Board considered and approved the Plan on Repurchasing the Company's Shares by Centralized Bidding Transactions. For details, please refer to the Company's announcements disclosed on the website of the Shanghai Stock Exchange on 29 August 2022 and 20 September 2022.
On 21 September 2022, the Company implemented the repurchase of A shares and H shares. As of

30 September 2022, the Company has repurchased 48 million A shares, accounting for 0.04% of the Company's total issued share capital on 30 September 2022, and the total amount paid was RMB 203,905,495.60 (exclusive of transaction fees). For details, please refer to the Progress Announcement on the Repurchase of A Shares by Centralized Bidding Transactions disclosed by the Company on the website of the Shanghai Stock Exchange on 10 October 2022; the Company has repurchased 54.414 million H Shares, accounting for approximately 0.04% of the Company's total issued share capital on 30 September 2022, and the total amount paid was HK$188,781,540.60 (exclusive of transaction fees).

This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
Ma Yongsheng
Chairman
28 October 2022

5  Appendix
5.1  Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (CASs)

Consolidated Balance Sheet
As at 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 30 September 2022	At 31 December 2021
Current assets:
Cash at bank and on hand	216,728	221,989
Financial assets held for trading	1,013	-
Derivative financial assets	43,768	18,371
Accounts receivable	65,796	34,861
Receivables financing	5,660	5,939
Prepayments	12,162	9,267
Other receivables	30,086	35,664
Inventories	282,719	207,433
Other current assets	19,463	24,500
Total current assets	677,395	558,024
Non-current assets:
Long-term equity investments	220,888	209,179
Other equity instrument investments	785	767
Fixed assets	602,977	598,932
Construction in progress	179,990	155,939
Right-of-use assets	180,769	184,974
Intangible assets	119,856	119,210
Goodwill	8,779	8,594
Long-term deferred expenses	10,934	10,007
Deferred tax assets	21,478	19,389
Other non-current assets	26,668	24,240
Total non-current assets	1,373,124	1,331,231
Total assets	2,050,519	1,889,255

Consolidated Balance Sheet (Continued)
Current liabilities:
Short-term loans	24,610	27,366
Derivative financial liabilities	16,454	3,223
Bills payable	10,096	11,721
Accounts payable	233,680	203,919
Contract liabilities	145,290	124,622
Employee benefits payable	26,665	14,048
Taxes payable	30,214	81,267
Other payables	124,461	114,701
Non-current liabilities due within one year	69,574	28,651
Other current liabilities	103,849	31,762
Total current liabilities	784,893	641,280
Non-current liabilities:
Long-term loans	81,873	49,341
Debentures payable	13,062	42,649
Lease liabilities	168,718	170,233
Provisions	46,475	43,525
Deferred tax liabilities	9,767	7,910
Other non-current liabilities	20,194	18,276
Total non-current liabilities	340,089	331,934
Total liabilities	1,124,982	973,214
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	118,118	120,188
Less: Treasury shares	375	-
Other comprehensive income	7,587	(690)
Specific reserve	3,588	2,664
Surplus reserves	213,224	213,224
Retained earnings	318,060	318,645
Total equity attributable to shareholders of the Company	781,273	775,102
Minority interests	144,264	140,939
Total shareholders’ equity	925,537	916,041
Total liabilities and shareholders’ equity	2,050,519	1,889,255

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Balance Sheet
As at 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 30 September 2022	At 31 December 2021
Current assets:
Cash at bank and on hand	103,962	110,691
Financial assets held for trading	2	-
Derivative financial assets	15,368	4,503
Accounts receivable	28,510	21,146
Receivables financing	1,684	227
Prepayments	4,949	4,540
Other receivables	38,008	46,929
Inventories	82,074	63,661
Other current assets	18,573	23,408
Total current assets	293,130	275,105
Non-current assets:
Long-term equity investments	376,299	360,847
Other equity instrument investments	201	201
Fixed assets	278,302	284,622
Construction in progress	78,198	66,146
Right-of-use assets	92,595	105,712
Intangible assets	7,782	9,334
Long-term deferred expenses	2,891	2,875
Deferred tax assets	7,490	8,715
Other non-current assets	42,113	34,227
Total non-current assets	885,871	872,679
Total assets	1,179,001	1,147,784
Current liabilities:
Short-term loans	1,351	16,550
Derivative financial liabilities	12,269	1,121
Bills payable	1,440	6,058
Accounts payable	86,748	85,307
Contract liabilities	9,491	7,505
Employee benefits payable	17,143	8,398
Taxes payable	17,233	46,333
Other payables	218,198	211,179
Non-current liabilities due within one year	40,916	16,737
Other current liabilities	75,220	13,702
Total current liabilities	480,009	412,890

Balance Sheet (Continued)

Non-current liabilities:
Long-term loans	52,390	34,258
Debentures payable	9,536	31,522
Lease liabilities	92,452	104,426
Provisions	37,679	35,271
Other non-current liabilities	2,764	3,103
Total non-current liabilities	194,821	208,580
Total liabilities	674,830	621,470
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	66,469	67,897
Less: Treasury shares	375	-
Other comprehensive income	4,132	6,024
Specific reserve	1,997	1,658
Surplus reserves	213,224	213,224
Retained earnings	97,653	116,440
Total shareholders’ equity	504,171	526,314
Total liabilities and shareholders’ equity	1,179,001	1,147,784

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Consolidated Income Statement
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	The third quarter of 2022 (July- September)	The third quarter of 2021 (July- September)	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
I. Operating income	841,196	740,918	2,453,322	2,001,691
II. Total Operating costs	837,227	714,314	2,374,159	1,916,509
Including: Operating costs	735,800	603,238	2,066,625	1,601,524
Taxes and surcharges	65,817	65,952	200,226	186,852
Selling and distribution expenses	14,654	16,616	42,784	48,347
General and administrative expenses	13,439	20,038	39,622	56,208
Research and development expenses	2,778	2,951	9,088	8,311
Financial expenses	2,604	2,352	7,941	7,254
Including: Interest expenses	4,363	3,896	12,487	11,556
Interest income	1,581	1,458	4,593	4,121
Exploration expenses, including dry holes	2,135	3,167	7,873	8,013
Add: Other income	3,727	427	5,848	1,671
Investment income	4,296	4,630	(6,011)	9,520
Including: Income from investment in associates and joint ventures	3,950	5,903	11,277	17,036
Gains from changes in fair value	3,323	(1,228)	1,765	(1,112)
Credit impairment reversals/ (losses)	67	(195)	139	(140)
Impairment losses	(920)	(110)	(2,376)	(1,036)
Asset disposal gains	114	152	249	433
III. Operating profit	14,576	30,280	78,777	94,518
Add: Non-operating income	822	500	1,677	1,196
Less: Non-operating expenses	743	670	1,822	1,751
IV. Profit before taxation	14,655	30,110	78,632	93,963
Less: Income tax expense	1,261	5,979	15,722	21,031
V. Net profit	13,394	24,131	62,910	72,932
Including: net (loss) /profit of acquiree before business combination under common control	-	(62)	-	211
Classification by going concern:
(i) Continuous operating net profit	13,394	24,131	62,910	72,932
(ii) Termination of net profit	-	-	-	-

Consolidated Income Statement (Continued)
Classification by ownership:
(i) Equity shareholders of the Company	13,130	20,603	56,660	60,029
(ii) Minority interests	264	3,528	6,250	12,903
VI. Other comprehensive income	1,628	3,355	18,335	11,463
Items that may not be reclassified subsequently to profit or loss:	(2)	1	(19)	9
Changes in fair value of other equity instrument investments	(2)	1	(19)	9
Items that may be reclassified subsequently to profit or loss:	1,630	3,354	18,354	11,454
Other comprehensive income that can be converted into profit or loss under the equity method	(1,617)	87	1,780	208
Cost of hedging reserve	506	(20)	(338)	(60)
Cash flow hedges	(2,483)	3,066	7,775	11,706
Foreign currency translation differences	5,224	221	9,137	(400)
VII. Total comprehensive income	15,022	27,486	81,245	84,395
Equity shareholders of the Company	13,807	24,032	73,370	71,442
Minority interests	1,215	3,454	7,875	12,953
VIII. Earnings per share
(i) Basic earnings per share (RMB/Share)	0.108	0.170	0.468	0.496
(ii) Diluted earnings per share (RMB/Share)	0.108	0.170	0.468	0.496

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Income Statement
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	The third quarter of 2022 (July- September)	The third quarter of 2021 (July- September)	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
I. Operating income	329,242	265,651	979,672	734,773
Less: Operating costs	271,636	203,170	792,959	566,597
Taxes and surcharges	41,749	39,146	128,206	111,871
Selling and distribution expenses	383	884	1,598	2,750
General and administrative expenses	5,585	9,353	17,250	25,739
Research and development expenses	1,467	2,637	7,310	7,599
Financial expenses	2,731	2,845	7,726	8,227
Including: Interest expenses	3,466	2,228	10,259	6,421
Interest income	878	662	2,614	1,822
Exploration expenses, including dry holes	1,924	2,847	6,718	7,029
Add: Other income	3,209	201	4,654	944
Investment income	6,366	12,337	23,666	22,939
Including: Income from investment in associates and joint ventures	942	1,979	3,956	6,345
Gains from changes in fair value	(513)	(243)	(272)	(11)
Credit impairment reversals	3	6	2	8
Impairment losses	10	1	(726)	(752)
Asset disposal gains	3	9	124	6
II. Operating profit	12,845	17,080	45,353	28,095
Add: Non-operating income	492	(7)	673	196
Less: Non-operating expenses	358	289	1,029	808
III. Profit before taxation	12,979	16,784	44,997	27,483
Less: Income tax expense	2,093	1,381	6,608	4,194
IV. Net profit	10,886	15,403	38,389	23,289
(i) Continuous operating net profit	10,886	15,403	38,389	23,289
(ii) Termination of net profit	-	-	-	-

Income Statement (continued)
V. Other comprehensive income	(13)	4,444	4,743	10,398
Items that may not be reclassified subsequently to profit or loss:	-	-	(5)	-
Changes in fair value of other equity instrument investments	-	-	(5)	-
Items that may be reclassified subsequently to profit or loss:	(13)	4,444	4,748	10,398
Other comprehensive income that can be converted into profit or loss under the equity method	(14)	90	125	108
Cash flow hedges	1	4,354	4,623	10,290
VI. Total comprehensive income	10,873	19,847	43,132	33,687

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Consolidated Cash Flow Statement
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,627,885	2,112,459
Refund of taxes and levies	8,401	934
Other cash received relating to operating activities	211,117	109,232
Sub-total of cash inflows	2,847,403	2,222,625
Cash paid for goods and services	(2,180,888)	(1,650,303)
Cash paid to and for employees	(61,586)	(57,226)
Payments of taxes and levies	(298,618)	(276,284)
Other cash paid relating to operating activities	(247,067)	(122,068)
Sub-total of cash outflows	(2,788,159)	(2,105,881)
Net cash flow from operating activities	59,244	116,744
II. Cash flows from investing activities:
Cash received from disposal of investments	517	6,614
Cash received from returns on investments	8,718	6,461
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	218	919
Net cash received from disposal of subsidiaries and other business entities	1	4,764
Other cash received relating to investing activities	52,283	26,431
Sub-total of cash inflows	61,737	45,189
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(94,485)	(88,602)
Cash paid for acquisition of investments	(6,350)	(18,595)
Cash paid for acquisition of subsidiaries and other business units	(7,641)	(1,114)
Other cash paid relating to investing activities	(23,172)	(36,949)
Sub-total of cash outflows	(131,648)	(145,260)
Net cash flow from investing activities	(69,911)	(100,071)
III. Cash flows from financing activities:
Cash received from capital contributions	1,935	604
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	1,935	604

Consolidated Cash Flow Statement (Continued)
Cash received from borrowings	432,081	298,393
Other cash received relating to financing activities	1,347	115
Sub-total of cash inflows	435,363	299,112
Cash repayments of borrowings	(332,437)	(252,759)
Cash paid for dividends, profits distribution or interest	(65,759)	(44,820)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(4,360)	(5,741)
Other cash paid relating to financing activities	(13,290)	(14,762)
Sub-total of cash outflows	(411,486)	(312,341)
Net cash flow from financing activities	23,877	(13,229)
IV. Effects of changes in foreign exchange rate	4,798	(177)
V. Net increase in cash and cash equivalents	18,008	3,267
Add: Initial balance of cash and cash equivalents	108,590	87,559
VI. Ending balance of cash and cash equivalents	126,598	90,826

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Cash Flow Statement
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,100,876	805,374
Refund of taxes and levies	5,731	602
Other cash received relating to operating activities	13,893	8,306
Sub-total of cash inflows	1,120,500	814,282
Cash paid for goods and services	(837,202)	(582,164)
Cash paid to and for employees	(31,695)	(29,678)
Payments of taxes and levies	(175,552)	(154,927)
Other cash paid relating to operating activities	(53,355)	(14,208)
Sub-total of cash outflows	(1,097,804)	(780,977)
Net cash flow from operating activities	22,696	33,305
II. Cash flows from investing activities:
Cash received from disposal of investments	5,038	16,642
Cash received from returns on investments	23,123	17,791
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	45	56
Other cash received relating to investing activities	146,656	93,230
Sub-total of cash inflows	174,862	127,719
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(42,868)	(38,050)
Cash paid for acquisition of investments	(20,452)	(37,610)
Cash paid for acquisition of subsidiaries and other business units	(4,221)	(964)
Other cash paid relating to investing activities	(136,949)	(93,843)
Sub-total of cash outflows	(204,490)	(170,467)
Net cash flow from investing activities	(29,628)	(42,748)
III. Cash flows from financing activities:
Cash received from borrowings	187,385	151,145
Other cash received relating to financing activities	294,614	220,822
Sub-total of cash inflows	481,999	371,967
Cash repayments of borrowings	(121,305)	(121,860)
Cash paid for dividends or interest	(63,082)	(41,086)
Other cash paid relating to financing activities	(288,135)	(206,415)
Sub-total of cash outflows	(472,522)	(369,361)
Net cash flow from financing activities	9,477	2,606

Cash Flow Statement (Continued)
IV. Effects of changes in foreign exchange rate	(8)	-
V. Net increase/ (decrease) in cash and cash equivalents	2,537	(6,837)
Add:Initial balance of cash and cash equivalents	34,575	28,081
VI. Ending balance of cash and cash equivalents	37,112	21,244

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Segment Reporting
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
Income from principal operations
Exploration and production
External sales	138,870	104,139
Inter–segment sales	92,164	61,683
Subtotal	231,034	165,822
Refining
External sales	148,241	122,238
Inter–segment sales	1,028,879	862,823
Subtotal	1,177,120	985,061
Marketing and distribution
External sales	1,227,731	977,324
Inter–segment sales	9,886	4,745
Subtotal	1,237,617	982,069
Chemicals
External sales	342,259	306,570
Inter–segment sales	60,194	48,973
Subtotal	402,453	355,543
Corporate and others
External sales	550,609	446,160
Inter–segment sales	775,647	527,164
Subtotal	1,326,256	973,324
Elimination of inter–segment sales	(1,966,770)	(1,505,388)
Consolidated income from principal operations	2,407,710	1,956,431
Income from other operations
Exploration and production	4,465	5,011
Refining	2,874	3,723
Marketing and distribution	28,952	27,216
Chemicals	7,496	7,754
Corporate and others	1,825	1,556
Consolidated income from other operations	45,612	45,260
Consolidated operating income	2,453,322	2,001,691

Segment Reporting (Continued)
Operating profit
By segment
Exploration and production	39,165	7,673
Refining	20,023	53,310
Marketing and distribution	21,759	22,416
Chemicals	(4,502)	15,087
Corporate and others	15,632	4,609
Elimination	(7,210)	(11,835)
Total segment operating profit	84,867	91,260
Investment income
Exploration and production	2,848	2,698
Refining	(74)	785
Marketing and distribution	494	1,626
Chemicals	2,986	7,500
Corporate and others	(12,265)	(3,089)
Total segment investment (loss) /income	(6,011)	9,520
Financial expenses	(7,941)	(7,254)
Gains/ (losses) from changes in fair value	1,765	(1,112)
Asset disposal gains	249	433
Other income	5,848	1,671
Operating profit	78,777	94,518
Add: Non-operating income	1,677	1,196
Less: Non-operating expenses	1,822	1,751
Profit before taxation	78,632	93,963

5.2  Quarterly financial statements prepared under International Financial Reporting Standards (IFRS)

Consolidated Income Statement
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Current Amount (July- September)	Amount of the previous period (July- September)	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
Revenue
Revenue from primary business	825,474	724,908	2,407,710	1,956,431
Other operating revenues	15,722	16,010	45,612	45,260
Subtotal	841,196	740,918	2,453,322	2,001,691
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(700,430)	(576,176)	(1,962,613)	(1,521,731)
Selling, general and administrative expenses	(13,965)	(13,383)	(40,762)	(39,193)
Depreciation, depletion and amortisation	(27,911)	(28,282)	(81,549)	(82,748)
Exploration expenses, including dry holes	(2,135)	(3,167)	(7,873)	(8,013)
Personnel expenses	(25,264)	(24,937)	(74,487)	(70,132)
Taxes other than income tax	(65,817)	(65,952)	(200,226)	(186,852)
Impairment reversals/ (losses) on trade and other receivables	67	(195)	139	(140)
Other operating income/ (expense), net	7,221	(2,287)	(10,065)	(7,857)
Total operating expenses	(828,234)	(714,379)	(2,377,436)	(1,916,666)
Operating profit	12,962	26,539	75,886	85,025
Finance costs
Interest expense	(4,363)	(3,896)	(12,487)	(11,556)
Interest income	1,581	1,458	4,593	4,121
Foreign currency exchange gains/ (losses), net	178	86	(47)	181
Net finance costs	(2,604)	(2,352)	(7,941)	(7,254)
Investment income	74	79	200	193
Share of profits less losses from associates and joint ventures	3,950	5,903	11,277	17,036
Profit before taxation	14,382	30,169	79,422	95,000
Income tax expense	(1,261)	(5,979)	(15,722)	(21,031)
Profit for the period	13,121	24,190	63,700	73,969
Attributable to:
Owners of the Company	12,833	20,665	57,284	60,892
Non-controlling interests	288	3,525	6,416	13,077
Profit for the period	13,121	24,190	63,700	73,969
Earnings per share:
Basic earnings per share (RMB)	0.106	0.171	0.473	0.503
Diluted earnings per share (RMB)	0.106	0.171	0.473	0.503

Consolidated Statement of Comprehensive Income
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Current Amount (July- September)	Amount of the previous period (July-September)	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
Profit for the period	13,121	24,190	63,700	73,969
Other comprehensive income:	1,628	3,355	18,335	11,463
Items that may not be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	(2)	1	(19)	9
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of associates and joint ventures	(1,617)	87	1,780	208
Cash flow hedges	(2,483)	3,066	7,775	11,706
Cost of hedging reserve	506	(20)	(338)	(60)
Foreign currency translation differences	5,224	221	9,137	(400)
Total comprehensive income for the period	14,749	27,545	82,035	85,432
Attributable to:
Shareholders of the Company	13,510	24,091	73,994	72,302
Non-controlling interests	1,239	3,454	8,041	13,130

Consolidated Balance Sheet
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	At 30 September 2022	At 31 December 2021
Non-current assets:
Property, plant and equipment, net	602,881	598,925
Construction in progress	179,990	155,939
Right-of-use assets	266,013	268,408
Goodwill	8,779	8,594
Interest in associates	160,240	148,729
Interest in joint ventures	60,648	60,450
Financial assets at fair value through other comprehensive income	785	767
Deferred tax assets	21,478	19,389
Long-term prepayments and other non-current assets	72,310	70,030
Total non-current assets	1,373,124	1,331,231
Current assets:
Cash and cash equivalents	126,598	108,590
Time deposits with financial institutions	90,130	113,399
Financial assets at fair value through profit and loss	1,013	-
Derivatives financial assets	43,768	18,371
Trade accounts receivable and bills receivable	65,796	34,861
Financial assets at fair value through other comprehensive income	5,660	5,939
Inventories	282,719	207,433
Prepaid expenses and other current assets	61,711	69,431
Total current assets	677,395	558,024
Current liabilities:
Short-term debts	128,556	35,252
Loans from Sinopec Group Company and fellow subsidiaries	6,454	2,873
Lease liabilities	16,678	15,173
Derivatives financial liabilities	16,454	3,223
Trade accounts payable and bills payable	243,776	215,640
Contract liabilities	145,290	124,622
Other payables	225,242	239,688
Income tax payable	2,443	4,809
Total current liabilities	784,893	641,280

Consolidated Balance Sheet (Continued)
Net current liabilities	107,498	83,256
Total assets less current liabilities	1,265,626	1,247,975
Non-current liabilities:
Long-term debts	79,789	78,300
Loans from Sinopec Group Company and fellow subsidiaries	15,146	13,690
Lease liabilities	168,718	170,233
Deferred tax liabilities	9,767	7,910
Provisions	46,475	43,525
Other non-current liabilities	21,117	19,243
Total non-current liabilities	341,012	332,901
Total net assets	924,614	915,074
Equity:
Share capital	121,071	121,071
Reserves	659,323	653,111
Total equity attributable to shareholders of the Company	780,394	774,182
Non-controlling interests	144,220	140,892
Total equity	924,614	915,074

Consolidated Cash Flow Statement
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
Net cash generated from operating activities(a)	59,244	116,744
Investing activities
Capital expenditure	(82,142)	(78,185)
Exploratory wells expenditure	(12,343)	(10,417)
Purchase of investments	(5,341)	(10,363)
Payment for financial assets at fair value through profit or loss	(1,009)	(8,232)
Proceeds from settlement of financial assets at fair value through profit or loss	6	4,739
Payment for acquisition of subsidiary, net of cash acquired	(7,641)	(1,114)
Proceeds from disposal of investments	512	6,639
Proceeds from disposal of property, plant, equipment and other non- current assets	218	919
Increase in time deposits with maturities over three months	(22,071)	(32,711)
Decrease in time deposits with maturities over three months	47,491	22,698
Interest received	3,489	2,407
Investment and dividend income received	8,718	6,461
Proceeds from/ (payments of) other investing activities	202	(2,912)
Net cash used in investing activities	(69,911)	(100,071)
Financing activities
Proceeds from bank and other loans	432,081	298,393
Repayments of bank and other loans	(332,437)	(252,759)
Contributions to subsidiaries from non-controlling interests	1,935	604
Dividends paid by the Company	(56,903)	(35,111)
Distributions by subsidiaries to non-controlling interests	(4,360)	(5,741)
Interest paid	(4,496)	(3,968)
Payments made to acquire non-controlling interests	-	(1,410)
Repayments of lease liabilities	(10,877)	(12,778)
Proceeds from other financing activities	1,347	115
Repayments of other financing activities	(2,413)	(574)
Net cash generated from/ (used in) financing activities	23,877	(13,229)
Net increase in cash and cash equivalents	13,210	3,444
Cash and cash equivalents at 1 January	108,590	87,559
Effect of foreign currency exchange rate changes	4,798	(177)
Cash and cash equivalents at 30 September	126,598	90,826

Note to consolidated statement of Cash Flows
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
(a) Reconciliation of profit before taxation to net cash generated from operating activities
Items	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
Operating activities
Profit before taxation	79,422	95,000
Adjustments for:
Depreciation, depletion and amortisation	81,549	82,748
Dry hole costs written off	5,556	5,427
Share of profits less losses from associates and joint ventures	(11,277)	(17,036)
Investment income	(200)	(193)
Interest income	(4,593)	(4,121)
Interest expense	12,487	11,556
(Gain) /loss on foreign currency exchange rate changes and derivative financial instruments	(451)	1,203
Loss on disposal of property, plant, equipment and other non-current assets, net	205	125
Impairment losses on assets	2,376	1,036
Impairment (reversals) /losses on trade and other receivables	(139)	140
Operating profit before change of operating capital	164,935	175,885
Accounts receivable and other current assets	(26,933)	(62,740)
Inventories	(77,664)	(46,565)
Accounts payable and other current liabilities	13,041	70,880
Subtotal	73,379	137,460
Income tax paid	(14,135)	(20,716)
Net cash generated from operating activities	59,244	116,744

Segment Reporting
For the nine-month period ended 30 September 2022
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
Revenue from primary business
Exploration and production
External sales	138,870	104,139
Inter-segment sales	92,164	61,683
Subtotal	231,034	165,822
Refining
External sales	148,241	122,238
Inter-segment sales	1,028,879	862,823
Subtotal	1,177,120	985,061
Marketing and distribution
External sales	1,227,731	977,324
Inter-segment sales	9,886	4,745
Subtotal	1,237,617	982,069
Chemicals
External sales	342,259	306,570
Inter-segment sales	60,194	48,973
Subtotal	402,453	355,543
Corporate and others
External sales	550,609	446,160
Inter-segment sales	775,647	527,164
Subtotal	1,326,256	973,324
Elimination of inter-segment sales	(1,966,770)	(1,505,388)
Revenue from primary business	2,407,710	1,956,431
Other operating revenues
Exploration and production	4,465	5,011
Refining	2,874	3,723
Marketing and distribution	28,952	27,216
Chemicals	7,496	7,754
Corporate and others	1,825	1,556
Other operating revenues	45,612	45,260
Revenue	2,453,322	2,001,691

Segment Reporting (Continued)
Result
Operating profit/ (loss)
By segment
Exploration and production	43,591	8,708
Refining	20,849	53,567
Marketing and distribution	21,120	21,628
Chemicals	(4,037)	15,757
Corporate and others	1,573	(2,800)
Elimination	(7,210)	(11,835)
Total segment operating profit	75,886	85,025
Share of profits/ (losses) from associates and joint ventures
Exploration and production	2,654	2,134
Refining	(245)	728
Marketing and distribution	1,994	2,678
Chemicals	3,131	7,556
Corporate and others	3,743	3,940
Aggregate share of profits from associates and joint ventures	11,277	17,036
Investment income
Exploration and production	-	62
Refining	41	(1)
Marketing and distribution	40	10
Chemicals	(155)	(56)
Corporate and others	274	178
Aggregate investment income	200	193
Net finance costs	(7,941)	(7,254)
Profit before taxation	79,422	95,000

5.3  Differences between consolidated financial statements prepared in accordance with the accounting policies complying with the accounting policies complying with CASs and IFRS (Unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)  Government grants

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)  Safety production fund

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.
Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
Items	Nine-month period ended 30 September 2022	Nine-month period ended 30 September 2021
Net profit under CASs	62,910	72,932
Adjustments:
Government grants(i)	44	37
Safety production fund(ii)	1,088	1,000
Other	(342)	-
Profit for the period under IFRS	63,700	73,969

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

Units: million Currency: RMB Type: unaudited
Items	As of 30 September 2022	As of 31 December 2021
Shareholders’ equity under CASs	925,537	916,041
Adjustments:
Government grants(i)	(923)	(967)
Total equity under IFRS	924,614	915,074

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: November 1, 2022